AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 2014

                                                          1933 ACT FILE NO. 333-
                                                     1940 ACT FILE NO. 811-03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _______________________

                           REGISTRATION STATEMENT ON
                                    FORM S-6
                            ________________________

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                      SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1264

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    AMY LEE, ESQ.                                    ERIC F. FESS, ESQ.
    Vice President and Secretary                     Chapman and Cutler LLP
    Guggenheim Funds Distributors, LLC               111 West Monroe Street
    2455 Corporate West Drive                        Chicago, Illinois 60603
    Lisle, Illinois  60532                           (312) 845-3000
    (630) 505-3700

It is proposed that this filing will become effective (check appropriate box)

     [_]  immediately upon filing pursuant to paragraph (b)

     [_]  on (date) pursuant to paragraph (b)

     [_]  60 days after filing pursuant to paragraph (a)(1)

     [_]  on (date) pursuant to paragraph (a)(1) of rule 485

     [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     [_]  Check box if it is proposed that this filing will become effective on
          (date) at (time) pursuant to Rule 487.

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     The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                 PRELIMINARY PROSPECTUS DATED NOVEMBER 24, 2014

           GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1264 (the "Series")

                          Dow 10 Portfolio, Series 20
                              (the "Dow 10 Trust")
                       Global Dow 30 Portfolio, Series 8
                          (the "Global Dow 30 Trust")
        Guggenheim International Dividend Strategy Portfolio, Series 26
            (the "Guggenheim International Dividend Strategy Trust")
                 Quality Dividend Strategy Portfolio, Series 11
                    (the "Quality Dividend Strategy Trust")
             Zacks Rank Strong Buy 50 Strategy Portfolio, Series 2
                (the "Zacks Rank Strong Buy 50 Strategy Trust")

                           (A Unit Investment Trust)

     The above-referenced Series is comprised of the Dow 10 Portfolio, Series 20, Global Dow 30 Portfolio, Series 8, Guggenheim International Dividend Strategy Portfolio, Series 26, Quality Dividend Strategy Portfolio, Series 11 and Zacks Rank Strong Buy 50 Strategy Portfolio, Series 2 (each, a "trust" and together, the "trusts").

     The attached final prospectuses for the prior series of the trusts are hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectuses will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     For purposes of the Dow 10 Trust and Global Dow 30 Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 1223 (Registration No. 333-198446) as filed on October 1, 2014, which shall be used as the preliminary prospectus for such Dow 10 Trust and Global Dow 30 Trust. For purposes of the Guggenheim International Dividend Strategy Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 1234 (Registration No. 333-198495) as filed on October 1, 2014 which shall be used as the preliminary prospectus for such Guggenheim International Dividend Strategy Trust. For purposes of the Quality Dividend Strategy Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 1235 (Registration No. 333-198501) as filed on October 1, 2014, which shall be used as the preliminary prospectus for such Quality Dividend Strategy Trust. For purposes of the Zacks Rank Strong Buy 50 Strategy Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 1237 (Registration No. 333-198607) as filed on October 1, 2014, which shall be used as the preliminary prospectus for such Zacks Rank Strong Buy 50 Strategy Trust.


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                   INSURER/POLICY NO.                         AMOUNT

              National Union Fire Insurance
           Company of Pittsburgh, Pennsylvania
                         5692790                            $4,000,000

     This Registration Statement comprises the following papers and documents.

                 The Facing Sheet
                 The Prospectus
                 The Signatures
                 Consents of Counsel
                 Exhibits

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal and New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1201 (File No. 333-196811) filed on June 16, 2014).


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1264 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 24th day of November, 2014.

                          GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1264, Registrant

                               By: GUGGENHEIM FUNDS DISTRIBUTORS, LLC, Depositor

                                                                 By: /s/ Amy Lee
                                                                 ---------------
                                                                         Amy Lee
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                          TITLE                                 DATE
                                                                           )   By:    /s/ Amy Lee
                                                                           )          ------------------
                                                                           )          Amy Lee
                                                                           )          Attorney-in-Fact*
DONALD C. CACCIAPAGLIA*                  Chief Executive Officer and       )
                                         President of Guggenheim Funds     )          November 24, 2014
                                         Distributors, LLC                 )
                                                                           )
DOMINICK COGLIANDRO*                     Chief Operating Officer of        )          November 24, 2014
                                         Guggenheim Funds Distributors,    )
                                         LLC                               )
                                                                           )
JULIE JACQUES*                           Treasurer of Guggenheim Funds     )          November 24, 2014
                                         Distributors, LLC                 )
                                                                           )
JULIE JACQUES*                           Principal Financial Officer of    )          November 24, 2014
                                         Guggenheim Funds Distributors,    )
                                         LLC                               )

FARHAN SHARAFF                           Chief Investment Officer of
                                         Guggenheim Funds Distributors,
                                         LLC

/s/ Amy Lee                              Vice President and Secretary of              November 24, 2014
-------------------                      Guggenheim Funds Distributors,
AMY LEE                                  LLC


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*     Executed copies of the related powers of attorney were filed as Exhibit
      6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1201 on June 16, 2014.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.3 to the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 1264

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
November 24, 2014